Uf 1-31-02 **

50
2/4/02



ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00


RECEIVED
JAN 29 2002
316
PROCESSING
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bear, Stearns & Co. Inc. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Cheryl M. Kallem (212) 272-2000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Samuel L. Molinaro, Jr. and Michael J. Abatemarco, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Bear, Stearns & Co. Inc. and subsidiaries for the year ended November 30, 2001, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



January 14, 2002

Signature Date

Chief Financial Officer
Executive Vice President
Title



January 14, 2002

Signature Date

Controller
Title



Notary Public

CESAR M. MORALES
Notary Public, State of New York
No. 41-4958189
Qualified in Queens County
Commission Expires Oct. 30, ~~199..~~ 2005

BEAR, STEARNS & CO. INC. AND SUBSIDIARIES (SEC I.D. No. 8-35008)

Consolidated Statement of Financial Condition
and Unconsolidated Supplemental Schedules
and Independent Auditors' Report
and Supplemental Report on Internal Control
November 30, 2001

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436 2000
Fax: (212) 436 5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Bear, Stearns & Co. Inc.:

We have audited the accompanying consolidated statement of financial condition of Bear, Stearns & Co. Inc. and subsidiaries (the "Company") as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The unconsolidated supplemental schedules on pages 13, 14 and 15 are presented for the purpose of additional analysis and are not a required part of the basic consolidated statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated statement of financial condition taken as a whole.

Deloitte & Touche LLP

January 14, 2002

BEAR, STEARNS & CO. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2001
(in thousands, except share data)

ASSETS	
Cash and cash equivalents	$ 222,336
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	9,071,138
Securities purchased under agreements to resell	34,764,794
Securities borrowed	51,094,781
Securities received as collateral	3,037,956
Receivables:	
Customers	12,373,732
Brokers, dealers and others	2,751,879
Interest and dividends	137,260
Financial instruments owned, at fair value ($22,226,481 pledged as collateral)	26,884,157
Other assets	317,588
TOTAL ASSETS	$ 140,655,621
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	$ 5,683,726
Securities sold under agreements to repurchase	44,489,202
Securities loaned	5,032,121
Obligation to return securities received as collateral	3,037,956
Payables:	
Customers	54,113,741
Brokers, dealers and others	3,592,750
Interest and dividends	211,844
Financial instruments sold, but not yet purchased, at fair value	15,903,027
Accrued employee compensation and benefits	1,284,391
Other liabilities and accrued expenses	494,375
	133,843,133
Commitments and contingencies (Note 12)	
Subordinated liabilities	3,350,000
Stockholder's Equity	
Preferred stock, $1.00 par value (Adjustable Rate Cumulative Preferred Stock, Series A, $500,000 liquidation preference); 1,000 shares authorized; 300 shares issued	150,000
Adjustable Rate Cumulative Preferred Stock, Series A, held in treasury, at cost (151 shares)	(61,442)
Common stock, $1.00 par value; 1,000 shares authorized and outstanding	1
Paid-in capital	554,673
Retained earnings	2,819,256
Total Stockholder's Equity	3,462,488
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 140,655,621

See accompanying notes.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated statement of financial condition includes the accounts of Bear, Stearns & Co. Inc. and its subsidiaries (collectively the "Company"), including Bear, Stearns Securities Corp. ("Securities Corp."). The Company is a wholly owned subsidiary of The Bear Stearns Companies Inc. (the "Parent"). All material intercompany transactions and balances have been eliminated in consolidation.

The Company, in its capacity as a securities broker-dealer, engages in principal and agency transactions and underwriting and investment banking activities.

The Company, through Securities Corp., provides securities and futures clearance, customer financing, securities lending services and related services. Additionally, Securities Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, (ii) the proprietary trading accounts of correspondents, and (iii) the proprietary trading accounts of professional trading firms (collectively "clearing clients"). Securities Corp. also acts as clearing broker for customer and certain proprietary activities of Bear, Stearns & Co. Inc. and other affiliates on either a fully disclosed or omnibus basis.

The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including inventory valuations and the potential outcome of litigation that affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Actual results could differ from these estimates.

Financial Instruments - Proprietary securities, futures and other derivatives transactions are recorded on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased, including contractual commitments arising pursuant to futures, forward and option contracts, interest rate swaps and other derivative contracts, are recorded at fair value.

Fair value is generally based on quoted market prices plus accrued interest. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value and volatility factors underlying financial instruments as well as other relevant economic measurements.

Customer Transactions - Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition.

Reverse Repurchase and Repurchase Agreements - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's general policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities Lending Activities - Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Investment Banking and Advisory Services - Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially completed. Transaction-related expenses are recognized to match revenue recognition.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes - The Company is included in the consolidated federal income tax return of the Parent. Pursuant to an agreement with the Parent, with respect to all temporary differences, primarily deferred compensation and unrealized gains or losses, the Company treats such differences as current and they are offset with other intercompany balances with the Parent.

Cash Equivalents - The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less.

Stock-Based Compensation - The Company participates in the stock-based compensation plans of the Parent. Statement of Financial Accounting Standards ("SFAS") No. 123, *"Accounting for Stock-Based Compensation,"* encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for its Parent's stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees,"* ("APB No. 25"). Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Parent's common stock at the date of grant over the amount an employee must pay to acquire the stock.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*, later amended by SFAS No. 137, *"Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133"*, and SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities."*

SFAS No. 133 establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities and for hedging activities. It requires that all derivatives, whether stand-alone or embedded within other contracts or securities (except in very defined circumstances) be carried on the Company's balance sheet at fair value. The Company adopted SFAS No. 133 on December 1, 2000 with no material impact on the financial position of the Company.

In September 2000, the FASB issued SFAS No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125*," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 was effective prospectively for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 resulted in no material impact on the financial position of the Company.

In June 2001, the FASB issued SFAS No. 141, *"Business Combinations"* and SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 141 eliminates the pooling method of accounting for business combinations. It was effective for transactions occurring after June 30, 2001 and did not have a material impact on the financial position of the Company. SFAS No.142 eliminates the amortization of goodwill and requires goodwill to be periodically tested for impairment. It is effective for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company early-adopted SFAS No. 142 on December 1, 2001 with no material impact.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The carrying amount of subordinated liabilities approximated fair value based upon market rates of interest available to the Company at November 30, 2001.

3. FINANCIAL INSTRUMENTS

Financial instruments owned, and financial instruments sold, but not yet purchased, consist of the Company's proprietary trading accounts at fair value, as follows:

	Financial instruments owned	Financial instruments sold, but not yet purchased
	(in thousands)	
Mortgage-backed securities	$ 11,167,978	$ -
United States government and agency	6,921,233	11,451,610
Corporate debt	3,576,815	2,259,705
Corporate equity	3,420,290	902,864
Convertible debt	688,561	6,727
Derivative financial instruments	574,785	1,111,017
State and municipal	370,073	24,979
Other sovereign governments	164,422	146,125
	$ 26,884,157	$ 15,903,027

Financial instruments sold, but not yet purchased, represent obligations of the Company to deliver the specified financial instrument at the contracted price, and thereby, create a liability to purchase the financial instrument in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the Consolidated Statement of Financial Condition.

4. SHORT-TERM FINANCING

The Company meets its short-term financing needs by borrowing from the Parent and affiliates, obtaining bank loans, and entering into repurchase agreements. Borrowings from the Parent and affiliates and bank loans are generally made on an unsecured basis. Repurchase agreements are collateralized principally by United States government and agency securities. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates. At November 30, 2001, included in short-term borrowings is approximately $3.8 billion from the Parent for which the Company was charged interest of federal funds plus 50 basis points.

Bear, Stearns & Co. Inc. along with certain affiliates and the Parent, including Securities Corp., have in place a committed Revolving Credit Facility (the "Facility") totaling $3.105 billion, with the entire amount available to Bear, Stearns & Co. Inc. and/or Securities Corp. on a secured basis. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments. The Facility is up for renewal in February 2002 with all loans outstanding at that date payable no later than February 2003. The Company expects to renew such Facility upon expiration. There were no borrowings outstanding under the Facility at November 30, 2001.

At November 30, 2001, Securities Corp. had in place a $500 million committed Revolving Credit Facility (the "Credit Facility"), which permits borrowing on a secured basis collateralized by Japanese securities. The Credit Facility came due for renewal in December 2001. There were no borrowings outstanding under the Credit Facility at November 30, 2001. Securities Corp. opted to renew the Credit

Facility at a $400 million committed level with substantially the same terms. The Credit Facility terminates in December 2002 with all loans outstanding at that date payable no later than December 2003.

The committed Revolving Credit Facilities mentioned above contain various financial covenants, including the maintenance of a minimum level of net capital, as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934. At November 30, 2001, the Company was in compliance with all such financial covenants.

5. COLLATERALIZED FINANCING TRANSACTIONS AND SECURITIZATIONS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, finance inventory positions, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase agreements, securities borrowing transactions, derivative transactions, customer margin loans and other secured money lending activities. In many instances, the Company is permitted to rehypothecate such securities. The Company also pledges its own assets to collateralize certain financing arrangements.

At November 30, 2001, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $212.0 billion. This collateral was generally obtained under reverse repurchase, securities borrowing or margin lending agreements. Of these securities, approximately $140.0 billion were delivered or repledged, generally as collateral under repurchase, securities lending agreements or to cover short sales.

The Company regularly securitizes financial assets. Interests in these securitized assets may be retained in the form of senior or subordinated securities or as residual interests. Retained interests were not material at November 30, 2001. During the year ended November 30, 2001, the Company securitized approximately $40.0 billion of financial assets.

6. SUBORDINATED LIABILITIES

Pursuant to Assignment and Acceptance agreements among Bear, Stearns & Co. Inc., Securities Corp., and the Parent, dated November 28, 2001, certain subordinated liabilities under revolving credit agreements between Bear, Stearns & Co. Inc. and Securities Corp. were assigned to the Parent. Additionally, Bear, Stearns & Co. Inc. has subordinated notes under revolving credit agreements directly with the Parent. The Company's total subordinated liabilities at November 30, 2001 consist of the following:

	Amount Available	Amount Outstanding
	(in thousands)	
Subordinated Notes under Revolving Credit Agreements with the Parent due 2003 through 2007	$ 5,135,000	$ 3,350,000

At November 30, 2001, Bear, Stearns & Co. Inc.'s and Securities Corp.'s outstanding subordinated liabilities are available to Bear, Stearns & Co. Inc. and Securities Corp. in computing their net capital pursuant to the Net Capital Rule.

The Company's subordinated revolving credit agreements generally require payment of interest at floating rates related to the London Interbank Offered Rate ("LIBOR"). At November 30, 2001, various interest rates were in effect ranging from 2.53% to 7.88%.

Maturities of outstanding subordinated liabilities at November 30, 2001, are as follows:

Fiscal Year	Amount (in thousands)
2003	$ 1,000,000
2004	950,000
2005	800,000
2006	150,000
Aggregate amount thereafter	450,000
	$ 3,350,000

The terms of certain instruments, including those governing indebtedness of the Company, contain various financial covenants including the maintenance of a minimum level of net capital, as defined in the Net Capital Rule. At November 30, 2001, the Company was in compliance with all such financial covenants.

7. REGULATORY REQUIREMENTS

Bear, Stearns & Co. Inc. and Securities Corp. ("the broker-dealers") are registered broker-dealers and futures commission merchants and, accordingly, are subject to the Net Capital Rule and the capital rules of the New York Stock Exchange, Inc., the Commodity Futures Trading Commission ("CFTC") and other principal exchanges of which the broker-dealers are members. Securities Corp. is also subject to the CFTC's minimum financial requirements, which require Securities Corp. to maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. Included in the computation of net capital of Bear, Stearns & Co. Inc. is certain excess net capital of flow-through subsidiaries. At November 30, 2001, Bear, Stearns & Co. Inc.'s net capital of approximately $2.1 billion, which includes the net capital benefit derived from flow-through subsidiaries in the amount of $829.8 million, exceeded the minimum regulatory net capital requirement of approximately $77.1 million by approximately $2.0 billion.

8. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

The Company participates in the comprehensive programs and equity-based compensation plans of the Parent to provide retirement and other benefits to its employees. Such plans consist of: (i) a qualified non-contributory profit sharing plan covering substantially all employees; (ii) a nonqualified defined contribution retirement plan covering substantially all account executives; and (iii) equity-based compensation plans covering key employees which provide for grants of restricted stock units and stock options which vest over periods of up to four and one half years.

9. PREFERRED STOCK

The Company's Adjustable Rate Cumulative Preferred Stock, Series A (the "Preferred Stock") has a liquidation preference of $500,000 per share and is entitled to dividends, on a cumulative basis, at a rate equal to 135 basis points below the highest of the Treasury Bill Rate, the Ten Year Constant Maturity

Rate or the Thirty Year Constant Maturity Rate, as defined. However, the dividend rate for any dividend period may not be less than 5.50% per annum, nor greater than 11.00% per annum. At November 30, 2001, the dividend rate on the Preferred Stock was 5.50%.

The Company may redeem the Preferred Stock either in whole or part at a redemption price of $500,000 per share plus accumulated and unpaid dividends.

10. MARKET AND CREDIT RISK

The Company, in its capacity as a dealer in over-the-counter derivative financial instruments and in connection with its proprietary market-making and trading activities, enters into transactions in a variety of cash and derivative financial instruments in order to manage its exposure to market risk (which includes interest rate, exchange rate, equity price and commodity price risk). A derivative is a financial contract whose value is based on underlying reference interest rates, currencies, commodities, market indices or securities. This includes futures, forward, swap or option contracts, as well as caps, floors and collars. Generally, these financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or to sell other securities at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price on or before an established date. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Consolidated Statement of Financial Condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of the financial instrument in excess of the amounts currently reflected in the Consolidated Statement of Financial Condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships among and between financial instruments with off-balance-sheet risk, the Company's proprietary securities, and futures and derivatives inventories as well as the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through the use of hedging strategies and various statistical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure, at any point in time, to credit risk associated with counterparty nonperformance is generally limited to the net replacement cost of over-the-counter contracts, reported as financial instruments owned, at fair value in the Company's Consolidated Statement of Financial Condition on a net-by-counterparty basis. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges. Options written generally do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform.

The Company has controls in place to monitor credit exposures by assessing the future creditworthiness of counterparties and limiting transactions with specific counterparties. The Company also seeks to

control credit risk by following an established credit approval process, monitoring credit limits and requiring collateral where appropriate.

Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the U.S. government and agencies.

11. CUSTOMER ACTIVITIES

Customer Credit Risk

The Company's clearance activities for both clearing clients and customers, including affiliates (collectively "customers") involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations. In connection with these activities, the Company executes and clears customers' transactions involving the sale of borrowed securities ("short sales") and the writing of option contracts. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations and customers' margin deposits are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance daily. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms guarantee the contractual obligations of their customers.

In connection with the Company's customer-financing and securities-settlement activities, the Company may pledge customers' securities as collateral to satisfy exchange margin deposit requirements or to support various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations to customers. The Company seeks to control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance daily. At November 30, 2001, the market value of customers' securities pledged under such secured financing transactions approximated the amounts due.

Concentrations of Credit Risk

The Company is engaged in providing securities processing services to a diverse group of individual and institutional investors, including affiliates. A substantial portion of the Company's transactions are executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk, associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions, can be directly impacted by volatile or illiquid trading markets which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values on a daily basis and requiring, when deemed necessary, additional collateral to be deposited with or returned to the Company.

A significant portion of the Company's securities processing activities includes clearing transactions for hedge funds, specialists, market-makers, risk arbitrageurs, and other professional traders, including affiliates. Due to the nature of their operations, which may include significant levels of margin activity, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. The Company seeks to control this risk by monitoring margin collateral levels on a daily basis for compliance with both regulatory and internal guidelines. Additionally, the Company has developed computerized risk control systems which analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or to reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of its Parent and other affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its Parent and other affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels daily and requests additional collateral when deemed necessary.

12. COMMITMENTS AND CONTINGENCIES

Leases - The Company occupies office space under leases which expire at various dates through 2011 as well as office space leased by its Parent or affiliates. At November 30, 2001, future minimum aggregate annual rentals payable under noncancelable leases (net of subleases aggregating $5.5 million) for which the Company has signed such leases are as follows:

Fiscal Year	Amount (in thousands)
2002	17,797
2003	17,544
2004	17,735
2005	14,457
2006	14,390
Aggregate amount thereafter	43,629

The various leases contain provisions for periodic escalations. In addition to these direct leases quantified in the table above, the Company has entered into an agreement with its Parent and other affiliates whereby the cost of such space occupied by the Company is allocated to it. This agreement

excludes office space relating to the Parent's lease arrangement with respect to the 383 Madison Avenue, New York City location (see additional disclosure in the Related Party Activities footnote).

Letters of Credit and Securities Borrowed - At November 30, 2001, the Company had letters of credit of $2.2 billion, of which $1.4 billion were unsecured. Such letters of credit approximating $1.9 billion were used as collateral for securities borrowed with a market value of $1.9 billion and the remaining letters of credit were used primarily for satisfying margin deposits at option and futures exchanges.

Litigation - In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. Additionally, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Other Commitments - At November 30, 2001, the Company had other commitments of approximately $99.2 million.

13. RELATED PARTY ACTIVITIES

Clearance Activities - At November 30, 2001, the Company's clearance activities have resulted in payables to affiliates of $1.7 million included within customers payables and a receivable from an affiliate of $138.5 million included within customers receivables.

Reverse Repurchase and Repurchase Agreements - The Company enters into reverse repurchase transactions and repurchase transactions with affiliates. Balances at November 30, 2001 relating to such reverse repurchase transactions and repurchase transactions totaled $1.2 billion and $3.2 billion, respectively.

Securities Lending Activities - The Company enters into securities borrowed and securities loaned transactions with affiliates. Balances at November 30, 2001 relating to such securities borrowed and securities loaned transactions totaled $714.0 million and $830.3 million, respectively.

Futures Activities - The Company clears certain futures transactions through affiliates. The net payable balance relating to such transactions totaled $4.1 million at November 30, 2001, and is included in payables to brokers, dealers and others.

Financing Activities - In the ordinary course of business, the Company obtains a significant amount of its short-term financing from the Parent and provides collateralized short-term financing to affiliated companies.

Facilities and Fixed Assets - The Parent provides the Company with the use of certain facilities and fixed assets for which the Parent charges the Company a fee.

Additionally, the Parent and an affiliate are party to a lease arrangement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Parent's new worldwide headquarters. The Company has an agreement, for which no costs are assigned, permitting occupancy of 383 Madison that it will use as its primary location. The office space utilized by the Company for the year ended November 30, 2001 was negligible, as 383 Madison was only available for occupancy at the end of the Company's fiscal year.

* * * * * *

BEAR, STEARNS & CO. INC.

(Parent Company Only)

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
NOVEMBER 30, 2001
(in thousands)

NET CAPITAL:		
Total stockholder's equity		$3,462,488
Other (deductions) or allowable credits		20,795
Subordinated liabilities		1,700,000
Total capital and allowable subordinated liabilities		5,183,283
Deductions and/or charges:		
Nonallowable assets:		
Investment in and receivables from flow-through subsidiaries	$1,434,206	
Securities and other investments not readily marketable	924,479	
Deficits on reverse repurchase agreements	158,006	
Prepaid expenses	94,046	
Nonallowable accounts receivable	90,483	
Underwriting fees receivable	52,895	
Loans and advances	30,448	
Corporate finance fees receivable	19,973	
Exchange memberships	16,883	
Investment in and receivables from non flow-through subsidiaries	3,941	
Other	8,954	
	2,834,314	
Flow-through benefit - certain excess net capital of flow-through subsidiaries	(829,835)	
Commodity futures contracts and spot commodities proprietary capital charges	38,031	
Other deductions	11,630	
	(780,174)	2,054,140
Net capital before haircuts on securities positions		3,129,143
Haircuts on securities:		
Contractual securities commitments	26,068	
Trading and investment securities:		
Bankers' acceptances, certificates of deposit and commercial paper	122	
U.S. and Canadian government obligations	256,543	
State and municipal government obligations	22,569	
Corporate obligations	368,593	
Stocks and warrants	242,071	
Options	34,882	
Arbitrage	71,637	
Undue concentration	14,722	
Other - blockage	29,502	1,066,709
Net capital		$2,062,434

(Continued)

BEAR, STEARNS & CO. INC.

(Parent Company Only)

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
NOVEMBER 30, 2001
(in thousands)

Net capital	$2,062,434
Computation of alternative net capital requirement:	
10% of overcollateralized reverse repurchase agreements	75,766
Minimum net capital requirement of Bear, Stearns & Co. Inc.	1,344
Total minimum net capital requirement	77,110
Excess net capital	$1,985,324

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2001.

NOTES:

1. A flow-through benefit related to the excess net capital of Bear, Stearns Securities Corp. and Institutional Direct Inc., subsidiaries of Bear, Stearns & Co. Inc., has been included for purposes of the computation of net capital for brokers and dealers pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934.

2. At November 30, 2001, the difference between the unaudited unconsolidated statement of financial condition contained in Part II of Form X-17A-5 and the Consolidated Statement of Financial Condition contained herein primarily represents assets and liabilities (net of intercompany items) attributable to consolidated subsidiaries.

BEAR, STEARNS & CO. INC.
(Parent Company Only)

UNCONSOLIDATED SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AND UNCONSOLIDATED SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2001

As the Company does not carry customer accounts for trading on U.S. Commodity Exchanges or Foreign Commodity Exchanges, they neither compute nor segregate funds pursuant to section 4d(2) or Regulation 30.7 under the Commodity Exchange Act.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436 2000
Fax: (212) 436 5000
www.us.deloitte.com


Deloitte
& Touche

January 14, 2002

Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167

In planning and performing our audit of the consolidated financial statements of Bear, Stearns & Co. Inc. (the "Company") for the year ended November 30, 2001 (on which we issued our report dated January 14, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computation of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3; and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4(d)(2) and Regulation 30.7 under the Commodity Exchange Act, as the Company does not carry any customers' regulated commodity futures, foreign futures or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP